Exhibit 99.1

BIT Mining Announces Removal of VIE Structure and Disposal of Chinese Lottery Business

HONG KONG, China July 23, 2021 /PRNewswire/— BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or “the Company”), a leading cryptocurrency mining enterprise, today announced its decision to eliminate its variable interest entity (“VIE”) structure and to dispose of its Chinese lottery related business for nil consideration. BIT Mining’s consolidated affiliated subsidiaries under the VIE structure (the “VIE subsidiaries”), were primarily engaged in the Company’s Chinese lottery related business, which contributed RMB2.7 million (US$0.4 million), or 13.6%, of the Company’s total revenue and net loss of RMB9.8 million (US$1.5 million) for the three months ended March 31, 2021. As of March 31, 2021, total assets held by the VIE subsidiaries represented RMB82.8 million (US$12.6 million), or 6.3%, of the Company’s total assets and net debt held by the VIE subsidiaries was RMB161.6 million (US$24.6 million).

The VIE subsidiaries will be deconsolidated and their financial results will no longer be included in the Company’s consolidated financial statements as a result of eliminating the VIE structure. Due to the expansion of the Company’s cryptocurrency mining business outside of China, the Company does not expect the removal of the VIE structure to have a material impact on its operational results or financial position.

Since December 2020, the Company has pivoted its business to cryptocurrency mining and has achieved positive financial results by adopting an overseas development strategy. In consideration of the continued losses sustained by its Chinese lottery related business operations, the Company has decided to exit and dispose of this immaterial business. With the elimination of the VIE structure, BIT Mining has exited its Chinese lottery related business and will focus on the overseas crypto mining business.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company has deployed Bitcoin mining machines with a theoretical maximum total hash rate capacity of approximately 1,031.5 PH/s and owns the entire mining pool business operated under BTC.com, including the domain name BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete its vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btc.com

Ir.btc.com (The Investor Relations website has moved to http://ir.btc.com.)

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: BITMining@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com